EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notice of Availability of AGM Materials

ST HELIER, Jersey, March 30, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the "Company") (NYSE American: CMCL, AIM: CMCL, TSX: CAL) announces that documents comprising a notice of annual general meeting of shareholders (the “AGM”) and a management information circular – solicitation of proxies together with a proxy form are now available at:

https://www.caledoniamining.com/investors/shareholder-information/#shareholder-meeting-documents

The AGM will be held at Radisson Blu Waterfront Hotel, Rue de l'Etau, St Helier, Jersey JE2 3WF, Channel Islands on Wednesday, May 6, 2020 commencing at 9:00 a.m. (UK time).

Shareholders are encouraged, given the current COVID-19 pandemic, to vote online or by proxy in accordance with the instructions on the proxy form which they will receive from the Company’s registrar.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland
Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204